P.E. 12/31/01

02016044

File Number: 0-13722

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

Report 2001

Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

S-415 50 Göteborg, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Aktiebolaget SKF
(publ)

....
Carina Bergfelt Tore Bertilsson

Date: January 29, 2002

Unaudited
Not prepared in accordance with accounting principles generally accepted in the U.S.

Press release

SKF Year-end report for 2001

The SKF Group's profit before taxes for the full year of 2001 amounted to MSEK 3 120 (3 002), an increase of 3.9%. For the year 2000 a non-recurring profit of MSEK 100 was included. The profit for the fourth quarter 2001 was MSEK 824 (761).

Earnings per share for the full year 2001 increased 10.5 % to SEK 19.04 (17.23). The Board proposes that a dividend of SEK 6.00 (5.25) per share be paid for the 2001 financial year.

Total sales, recorded in local currencies, were fairly flat for the full year. Sales in Europe had good growth in the beginning of last year but decreased in the fourth quarter. In North America, sales decreased considerably, although in the fourth quarter they were slightly higher, mainly due to seasonal reasons. The annual sales in Asia increased and good growth was noted in the fourth quarter.

The Group's production levels and the number of employees were gradually reduced during the year to adapt to the lower market demand and to continue the reduction of inventories.

Outlook

There are signs that a recovery in market demand could start already during the course of this year. The first quarter, however, is expected to be weak and the production volume will be considerably lower than that recorded for the same period last year.

Summary

- The operating profit for the year amounted to MSEK 3 634 (3 674, or 3 574 excluding non-recurring items). The figure for the fourth quarter was MSEK 931 (941).

- The operating margin for the full year 2001 amounted to 8.4% (9.2, or 9.0 excluding non-recurring items), and for the fourth quarter to 8.4% (9.0)

- Cash flow after investments before financing amounted to MSEK 4 271 (2 880). Cash flow for the fourth quarter was MSEK 1 433 (1 088).

- Net sales for 2001 amounted to MSEK 43 370 (39 848), an increase of 8.8% compared with 2000. Net sales for the fourth quarter amounted to MSEK 11 088 (10 459), an increase of 6.0% compared with the corresponding period in 2000.

SKF

- The increase in net sales for 2001 was attributable to: structure +0.5%, volume -2.0%, price/mix +1.8% and currency effect +8.5%. A comparison between the fourth quarter 2001 and 2000 shows: structure +1.0% volume -3.8%, price/mix +2.1% and currency effect +6.7%

- Net profit amounted to MSEK 2 167 (1 962), an increase of 10.5%. Net profit for the fourth quarter was MSEK 596 (532).

The Group's financial net for 2001 was MSEK -514 (-672). Interest-bearing loans at year-end 2001 totalled MSEK 3 541 (4 968), while pension liabilities amounted to MSEK 7 044 (6 746). At year-end, the Group had financial assets of MSEK 6 797 (4 557), of which MSEK 5 387 (3 481) were short-term financial assets. The equity/assets ratio at year-end was 41.1% (37.1).

Additions to tangible assets totalled MSEK 1 403 (1 388). Of the Group's total additions to tangible assets, approximately MSEK 43 (47) were invested in measures to improve the environment both internally and externally. Depreciation according to plan was MSEK 1 714. The comparable figure for 2000 was MSEK 1 572.

Compared with the year 2000, exchange rates for the full year 2001, including translations effects and flows from transactions had a positive effect on SKF's profits before taxes to an estimated amount of MSEK 425 whereof MSEK 100 refer to the fourth quarter of 2001.

Expenditure in research and development amounted to MSEK 871 (710), corresponding to 2.0 % (1.8) of annual sales. Development expenditure for IT solutions and customized designs is not included. The number of first-time patent applications in 2001 was 171. The number in 2000 was 144.

The average number of employees was 37 636 (39 557) and the registered number of employees was 38 091 (40 401).

At the end of December, the Group's inventories amounted to 21.0% (23.2) of annual sales. Return on capital employed for the 12-month period ended December 31 was 14.9% (16.2). Return on equity was 14.3% (16.0).

Divisions
The result by Division is based on SKF management reporting.

Industrial Division
External sales in 2001 amounted to MSEK 9 852 (8 727), an increase of 12.9%. Total sales (sales to external and internal customers) were MSEK 16 027 (14 544). The Division's operating result was MSEK 1 670 (1 665) with an operating margin of 10.4% (11.4).

Despite the slowdown in sales and lower manufacturing volumes, the operating result remained on a satisfactory level, comparable to the level in 2000.

Sales in Europe started the year on a high level but declined during the autumn. Sales were low throughout the year in North America. The business in Asia developed well, especially in China. The joint-venture factory for railway bearings in Nankou achieved a record output for the second year running.

Improved flexibility in manufacturing, the further reduction of lead times, increased production frequencies plus more robust manufacturing processes allowed the Division to simultaneously reduce inventories and improve its delivery service.

Two new companies were added to the business area Linear Motion and Precision Technologies. The first was Gamfior S.p.A. in Italy, a leading manufacturer of high-precision motorized spindles, and high-precision ball screws for machine tools. At the beginning of 2002, Magnetic Elektromotoren AG in Switzerland was also acquired. The company develops, manufactures and markets electrical actuation products and systems for medical, industrial, healthcare, ergonomics and building automation applications.

The Automotive Division
External sales in 2001 amounted to MSEK 9 719 (8 932), an increase of 8.8%. Total sales (sales to external and internal customers) were MSEK 11 155 (10 162). The Division's operating result was MSEK 305 (338) with an operating margin of 2.7% (3.3).

The result was on too low a level and was slightly weaker than for the previous year due to lower volumes in the truck business.

Sales to the car and light truck industry in Europe started to develop positively for the year but weakened as the year progressed. In North America, the level was lower than last year due to the reduction in production and inventories of vehicles.

The heavy truck market in Europe declined. In North America, sales fell sharply for the second year running.

The vehicle service market developed very positively during the year owing to both the addition of new and improved products and to an expanded distributor network. An agreement with the Swedish software company Infocar, was concluded to develop and market a unique diagnostic software for repair and services for cars.

The FILO drive-by-wire concept car, jointly developed by SKF and Bertone, was launched at the Geneva Motor Show. The car is the first and only car featuring brake-by-wire, steer-by-wire, clutch-by-wire and gear-shift-by-wire, all of which have been developed by SKF. SKF has been selected by GM as the drive-by-wire partner for their new versatile fuel cell concept car – Autonomy.

The Electrical Division
External sales in 2001 amounted to MSEK 1 726 (1 575), an increase of 9.6%. Total sales (sales to external and internal customers) were MSEK 6 246 (6 268). The Division's operating result was MSEK 372 (504) with an operating margin of 6.0% (8.0).

Substantial falls in volume in Europe and USA had a negative impact on the Division's results.

In Europe, sales were affected by the weakening of the economy and the two-wheeler segment suffered most. Sales were more stable in the electrical segments owing to new businesses.

Sales in Asia increased strongly in 2001 thanks to the introduction of advanced technical solutions. The training of customers, and the offering of advanced calculation and simulation software, played an important role for the growing business in this market.

Sales of sensor-bearing units for electric motor control, forklift steering etc., developed well. The business in Europe is expanding rapidly, and the Division also gained an order from India for bearings for electric vehicle applications.

A joint-venture agreement was concluded with Shanghai Bearing (Group) Co. Ltd to build a deep groove ball bearing factory in Shanghai to serve the fast-growing Chinese market with high-quality products.

SKF sold its Italian based manufacturing of sheet metal components to an Italian company specialising in sheet metal pressing.

The Service Division

External sales in 2001 amounted to MSEK 13 920 (12 844), an increase of 8.4%. Total sales (sales to external and internal customers) were MSEK 15 497 (14 034). The Division's operating result was MSEK 1 291 (1 013) with an operating margin of 8.3 % (7.2).

Currencies and price increases, supported by efficient logistics, cost effective operations and revenues from acquired companies contributed to an improved result.

Sales were strong in western Europe during the first half of the year, but then weakened in the second half. In North America sales remained weak, but towards the end of the year sales were higher, mainly due to seasonal reasons. Central and Eastern Europe grew strongly whilst the Middle East and Africa were weaker than 2000. In Asia, there was again some solid growth, particularly in China and South East Asia, whereas Latin America sales remained on the 2000 level, but with demand weakening during the year.

Greater efficiency in the supply chain was achieved during the year through the expanded use of endorsia.com™ and PTplace.com™ web-based marketplaces. Endorisa.com™ is now running at an annual rate of one million transactions. These all-in-one service networks feature branded industrial goods and endorsed manufacturer know-how. Users can access price and availability, check order status, gain product knowledge, and place orders.

SKF enhanced its global distribution network in Asia with the move into a new and larger, high-tech distribution centre in Singapore.

SKF Logistics Services gained a number of new external customers in 2001.

The total sales of SKF Reliability Systems, the unit within the Division that is responsible for developing and selling products and services for maintenance of rotating industrial machinery, increased 40% on the 2000 figure as a result of an increasing base of maintenance service agreements and performance-based contracts.

The Service Division increased the scope of its technology and strengthened its position in the Reliability Systems business in 2001 with the acquisition of Nåiden Teknik AB, a Swedish condition-monitoring company.

The Seals Division
External sales in 2001 amounted to MSEK 4 068 (3 990), an increase of 2.0%. Total sales (sales to external and internal customers) were MSEK 4 732 (4 618). The Division's operating result was MSEK 57 (114) with an operating margin of 1.2% (2.5).

Sales and production in the North American operations were significantly down in 2001 owing to the market situation and the lower production of both light and heavy vehicles. This affected the margin despite the measures to reduce the workforce and costs. The aftermarket, while still down, developed better than the OEM business thanks to the very good level of service and the launch of new products such as timing belt kits.

The European business was also significantly down owing to lower overall demand. The sales in the Asian operations developed positively during the year but they are still only a fraction of the overall business.

The seals business started deliveries during the year for a number of new businesses such as the new Ford Fiesta and the Jaguar X-Type. Ford selected Chicago Rawhide to supply wheel and axle seals for use by Ford dealer service departments as replacement parts on Ford passenger cars and light trucks in North America.

The Steel Division
External sales in 2001 amounted to MSEK 1 708 (1 689), an increase of 1.1%. Total sales (sales to external and internal customers) were MSEK 2 991 (3 093). The Division's operating result was MSEK -80 (-14) with an operating margin of -2.7% (-0.4).

Extensive cost reduction activities are being implemented to restore profitability. Although the results are unsatisfactory, the cash flow in the Division remained positive.

The market peaked in Europe in mid-year and there was a major drop in demand during the latter half of 2001. The biggest drop in sales volumes was in the US market. Produced volume was some 15% down on the figure for 2000.

The Steel Division was negatively affected by the high dollar rate as this influences the price of scrap, alloys, oil, LPG and other input materials.

The super-clean steel for high-pressure fuel-injection pumps is developing positively as the production of diesel engines increases. This application contributes to a reduction of harmful emissions and less fuel consumption.

The share of sales to external customers increased during the year.

Aerospace and other businesses
External sales in 2001 amounted to MSEK 2 311 (1 943), an increase of 18.9 %. Total sales (sales to external and internal customers) were MSEK 4 054 (3 730). The operating result was MSEK 274 (259) with an operating margin of 6.8% (7.0).

Sales in the Aerospace business were good throughout the year, in both Europe and North America. The operating result remained strong during the year.

The result for the forging operations, however, was affected by a major machine overhaul and lower volumes.

In 2001, MRC Bearings signed a five-year contract to supply main-shaft engine bearings to GE Aircraft Engines. MRC Bearings has also signed an agreement with Rolls Royce to provide all the bearings for the lift fan for the Joint Strike Fighter to be built by Lockheed-Martin.

SARMA has developed a new generation of composite rods for airframe applications, which is being delivered today for the Airbus A340. Because of the composite properties, weight savings per rod range from 25-45% compared with aluminium. This is a key factor for the development of any new large aircraft. SARMA will supply the rods reinforcing the wing box on the new Airbus A380, and is also supplying electromechanical equipment to the fly-by-wire technology in the A380.

Previous Outlook statement
Nine-months 2001: The risk for a deeper downturn in market demand for the next quarters has now increased. The production rate will be further reduced in the fourth quarter this year.

Overhead presentation from SKF
For your convenience, an overhead presentation of SKF's year-end report 2001 will be published on SKF's website at the following address:
http://investors.skf.com/presentations/.

Göteborg, January 29, 2002
Aktiebolaget SKF
(publ.)

Sune Carlsson
President and CEO

Enclosures:
Consolidated financial information
Consolidated balance sheets
Consolidated statements of cash flow
Consolidated financial information - yearly and quarterly comparisons (Group and Divisions)

The accounting principles and methods of calculation are those described in Note 1 in the Annual Report 2000. The report has not been audited by the Company's auditors.

The SKF Annual Report 2001 will be published on Friday, March 15, 2002 and will be available at the Company as of that day.

The report on SKF's first-quarter earnings in 2002 will be published on the date of the Company's Annual General Meeting on Thursday, April 18, 2002.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, telephone +46-31-3371000, fax +46-31-3372832, www.skf.com

SKF

Enclosure 1

CONSOLIDATED FINANCIAL INFORMATION

(MSEK unless otherwise stated)

	Oct-Dec 2001	Oct-Dec 2000	**Jan-Dec 2001**	Jan-Dec 2000
Net sales	**11 088**	10 459	**43 370**	39 848
Cost of goods sold	**-8 319**	-7 823	**-32 677**	-30 143
Gross profit	**2 769**	2 636	**10 693**	9 705
Selling and administrative expenses	**-1 871**	-1 728	**-7 175**	-6 220
Other operating income/expense - net	**33**	26	**104**	182
Result of associated companies	**-**	7	**12**	7
Operating profit	**931**	941	**3 634**	3 674
Operating margin, %	**8.4**	9.0	**8.4**	9.2
Financial income and expense - net	**-107**	-180	**-514**	-672
Profit before taxes	**824**	761	**3 120**	3 002
Taxes	**-215**	-237	**-909**	-1 001
Profit after taxes	**609**	524	**2 211**	2 001
Minority interest	**-13**	8	**-44**	-39
Net profit	**596**	532	**2 167**	1 962
Earnings per share after tax, SEK	**5.24**	4.67	**19.04**	17.23
Number of shares	**113 837 767**	113 837 767	**113 837 767**	113 837 767
Additions to tangible assets	**362**	463	**1 403**	1 388
Number of employees registered	**38 091**	40 401	**38 091**	40 401
Return on capital employed for the 12-month period ended December 31, %	**14.9**	16.2	**14.9**	16.2

SKF

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)

	Dec 2001	Dec 2000*)
Intangible assets	**1 678**	1 545
Tangible assets	**13 599**	13 089
Investments and long-term financial assets	**1 814**	1 404
Total capital assets	**17 091**	16 038
Inventories	**9 113**	9 262
Short-term assets	**9 306**	9 116
Short-term financial assets	**5 387**	3 481
Total short-term assets	**23 806**	21 859
TOTAL ASSETS	**40 897**	37 897
Shareholders' equity	**16 224**	13 594
Provisions for pensions and other postretirement benefits	**7 044**	6 746
Provisions for taxes	**1 893**	1 596
Other provisions	**3 429**	3 046
Total provisions	**12 366**	11 388
Long-term loans	**2 830**	4 263
Other long-term liabilities, including minority interest	**667**	561
Total long-term liabilities	**3 497**	4 824
Short-term loans	**711**	705
Other short-term liabilities	**8 099**	7 386
Total short-term liabilities	**8 810**	8 091
TOTAL EQUITY, PROVISIONS AND LIABILITIES	**40 897**	37 897

Changes in Shareholders' equity:

Opening balance January 1	**13 594**	11 367
Cash dividend	**-598**	-455
Net profit	**2 167**	1 962
Translation adjustments	**1 061**	720
Closing balance	**16 224**	13 594

*) Previously published consolidated balance sheet for December 2000 has been restated for tax asset reclassification.

SKF

Enclosure 3

CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)

	Oct-Dec 2001	Oct-Dec 2000	**Jan-Dec 2001**	Jan-Dec 2000
Profit before taxes	**824**	761	**3 120**	3 002
Depreciation on tangible assets and goodwill amortization	**469**	425	**1 794**	1 633
Net gain on sales of tangible assets and businesses	**10**	12	**-62**	-227
Result of associated companies	**-**	-	**-12**	-
Taxes	**-288**	65	**-636**	-166
Changes in working capital	**692**	300	**1 539**	-306
Cash flow from operations	**1 707**	1 563	**5 743**	3 936
Investments in tangible assets and businesses	**-362**	-492	**-1 696**	-1 551
Sales of tangible assets and businesses	**57**	23	**245**	551
Changes in equity securities	**31**	-6	**-21**	-56
Cash flow after investments before financing	**1 433**	1 088	**4 271**	2 880
Change in loans	**-580**	-688	**-1 563**	-986
Change in pensions	**22**	50	**-146**	17
Change in long-term financial assets	**-125**	-42	**-204**	-62
Cash dividends, AB SKF shareholders	**-**	-	**-598**	-455
Cash effect on short-term financial assets	**750**	408	**1 760**	1 394

Change in short-term financial assets

	Oct-Dec 2001	Oct-Dec 2000	**Jan-Dec 2001**	Jan-Dec 2000
October 1/January 1	**4 648**	3 047	**3 481**	1 976
Cash effect	**750**	408	**1 760**	1 394
Exchange rate effect	**-11**	26	**146**	111
December 31	**5 387**	3 481	**5 387**	3 481

Change in net interest-bearing liabilities

	Opening balance	Exchange rate effect	Change in loans/assets	Acquired and sold companies	Closing balance
Loans, long- and short-term	4 968	130	-1 563	6	3 541
Provisions for pensions	6 746	442	-146	2	7 044
Financial assets, long-term	-1 076	-129	-204	-1	-1 410
short-term	-3 481	-146	-1 760	-	-5 387
Net interest-bearing liabilities	7 157	297	-3 673	7	3 788

SKF

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)

(MSEK unless otherwise stated)

	Full year 1999	1/00	2/00	3/00	4/00	Full year 2000	1/01	2/01	3/01	4/01	Full year 2001
Net sales	36 693	9 822	10 072	9 495	10 459	39 848	10 906	11 148	10 228	11 088	43 370
Cost of goods sold	-28 822	-7 533	-7 684	-7 103	-7 823	-30 143	-8 327	-8 354	-7 677	-8 319	-32 677
Gross profit	**7 871**	**2 289**	**2 388**	**2 392**	**2 636**	**9 705**	**2 579**	**2 794**	**2 551**	**2 769**	**10 693**
Gross margin, %	21.5	23.3	23.7	25.2	25.2	24.4	23.6	25.1	24.9	25.0	24.7
Selling & admin. expenses	-5 754	-1 463	-1 488	-1 541	-1 728	-6 220	-1 703	-1 835	-1 766	-1 871	-7 175
Other operating income/ expense - net	403	112	4	40	26	182	32	13	26	33	104
Result of associated companies	-	-	-	-	7	7	-	7	5	-	12
Operating profit	**2 520**	**938**	**904**	**891**	**941**	**3 674**	**908**	**979**	**816**	**931**	**3 634**
Operating margin, %	6.9	9.5	9.0	9.4	9.0	9.2	8.3	8.8	8.0	8.4	8.4
Financial income & exp. - net	-751	-168	-165	-159	-180	-672	-117	-159	-131	-107	-514
Profit before taxes	**1 769**	**770**	**739**	**732**	**761**	**3 002**	**791**	**820**	**685**	**824**	**3 120**
Profit margin, %	4.8	7.8	7.3	7.7	7.3	7.5	7.3	7.4	6.7	7.4	7.2
Taxes	-650	-266	-301	-197	-237	-1 001	-220	-282	-192	-215	-909
Profit after taxes	**1 119**	**504**	**438**	**535**	**524**	**2 001**	**571**	**538**	**493**	**609**	**2 211**
Minority interest	-8	-7	-11	-29	8	-39	-9	-18	-4	-13	-44
Net profit	**1 111**	**497**	**427**	**506**	**532**	**1 962**	**562**	**520**	**489**	**596**	**2 167**
Earnings per share after tax, SEK	9.76	4.37	3.75	4.44	4.67	17.23	4.94	4.56	4.30	5.24	19.04
Return on capital employed for the latest 12-month period, %	11.2	13.1	14.8	15.8	16.2	16.2	15.8	15.8	15.3	14.9	14.9
Equity/assets ratio, % *)	33.5	34.1	34.2	35.6	37.1	37.1	38.7	37.6	39.4	41.1	41.1
Net worth per share, SEK	100	103	104	113	119	119	131	133	140	143	143
Additions to tangible assets	1 230	249	282	394	463	1 388	339	337	365	362	1 403
Registered number of employees	40 637	40 672	40 648	40 512	40 401	40 401	39 770	39 247	38 466	38 091	38 091

*) Previously published equity/assets ratio, % has been restated for tax asset reclassification.

SKF

Enclosure 5

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (DIVISIONS)*

(MSEK unless otherwise stated)

	Full year 1999	1/00	2/00	3/00	4/00	Full year 2000	1/01	2/01	3/01	4/01	Full year 2001
Industrial Division											
External Sales	8 115	2 197	2 158	2 082	2 290	8 727	2 579	2 518	2 329	2 426	9 852
Total sales	13 190	3 483	3 716	3 490	3 855	14 544	4 128	3 984	3 784	4 131	16 027
Operating result	1 029	389	435	424	417	1 665	412	430	366	462	1 670
Operating margin, %	7.8	11.2	11.7	12.1	10.8	11.4	10.0	10.8	9.7	11.2	10.4
Invested capital	6 300	6 410	6 462	6 624	6 711	6 711	7 071	7 139	7 086	6 854	6 854
Registered number of empl.	10 330	10 389	10 497	10 567	10 555	10 555	10 540	10 389	10 279	10 246	10 246
Automotive Division											
External Sales	8 552	2 320	2 302	2 037	2 273	8 932	2 486	2 575	2 243	2 415	9 719
Total sales	9 627	2 565	2 685	2 338	2 574	10 162	2 890	2 930	2 584	2 751	11 155
Operating result	172	110	109	50	69	338	98	103	45	59	305
Operating margin, %	1.8	4.3	4.1	2.1	2.7	3.3	3.4	3.5	1.7	2.1	2.7
Invested capital	5 340	5 377	5 433	5 726	5 510	5 510	6 029	6 000	5 956	5 694	5 694
Registered number of empl.	7 843	7 842	7 818	7 842	7 860	7 860	7 733	7 604	7 537	7 394	7 394
Electrical Division											
External Sales	1 475	404	403	372	396	1 575	451	457	408	410	1 726
Total sales	6 066	1 580	1 669	1 461	1 558	6 268	1 601	1 619	1 469	1 557	6 246
Operating result	246	106	146	139	113	504	107	113	74	78	372
Operating margin, %	4.0	6.7	8.7	9.5	7.3	8.0	6.7	7.0	5.0	5.0	6.0
Invested capital	3 492	3 476	3 304	3 452	3 367	3 367	3 577	3 593	3 574	3 340	3 340
Registered number of empl.	6 449	6 412	6 049	6 037	6 002	6 002	5 875	5 779	5 734	5 667	5 667
Service Division											
External Sales	11 380	2 930	3 241	3 205	3 468	12 844	3 311	3 454	3 320	3 835	13 920
Total sales	12 341	3 176	3 512	3 511	3 835	14 034	3 704	3 862	3 693	4 238	15 497
Operating result	848	206	259	280	268	1 013	269	296	341	385	1 291
Operating margin, %	6.9	6.5	7.4	8.0	7.0	7.2	7.3	7.7	9.2	9.1	8.3
Invested capital	3 307	3 601	4 006	3 901	3 829	3 829	3 922	3 792	3 595	3 237	3 237
Registered number of empl.	4 189	4 316	4 384	4 469	4 507	4 507	4 544	4 517	4 465	4 437	4 437
Seals Division											
External Sales	3 602	1 026	1 016	980	968	3 990	989	1 086	1 000	993	4 068
Total sales	4 157	1 198	1 188	1 118	1 114	4 618	1 160	1 267	1 148	1 157	4 732
Operating result	61	35	54	30	-5	114	9	33	11	4	57
Operating margin, %	1.5	2.9	4.6	2.7	-0.4	2.5	0.8	2.6	1.0	0.3	1.2
Invested capital	2 507	2 518	2 534	2 826	2 671	2 671	2 752	2 723	2 633	2 535	2 535
Registered number of empl.	4 301	4 283	4 257	4 262	4 162	4 162	3 882	3 784	3 731	3 650	3 650
Steel Division											
External Sales	1 448	449	434	366	440	1 689	496	472	366	374	1 708
Total sales	2 717	810	829	658	796	3 093	858	824	630	679	2 991
Operating result	-73	22	1	-12	-25	-14	-9	6	-30	-47	-80
Operating margin, %	-2.7	2.7	0.1	-1.8	-3.2	-0.4	-1.0	0.7	-4.8	-6.9	-2.7
Invested capital	1 837	1 882	1 900	1 829	1 903	1 903	1 947	1 888	1 857	1 749	1 749
Registered number of empl.	2 472	2 572	2 626	2 619	2 580	2 580	2 550	2 447	2 390	2 385	2 385
Aerospace and other businesses**											
External sales	1 860	496	498	409	540	1 943	572	574	553	612	2 311
Total sales	3 702	994	979	800	957	3 730	1 046	1 048	953	1 007	4 054
Operating result	196	67	82	56	54	259	72	61	64	77	274
Operating margin, %	5.3	6.7	8.4	7.0	5.7	7.0	6.9	5.8	6.7	7.6	6.8
Invested capital	1 937	1 830	1 642	1 763	1 732	1 732	1 834	1 904	1 978	1 946	1 946
Registered number of empl.	3 223	3 198	2 932	3 001	3 007	3 007	3 001	2 995	2 963	2 953	2 953

* Previously published amounts have been restated to conform to the current Group structure of 2001 and the new definition of invested capital.
** Aerospace and other businesses mainly include aerospace and forging operations.

The financial information per Division is based on SKF's Management reporting, which in certain areas differs from the Group reporting. The sum of operating results and invested capital for the Divisions therefore differs from the reported Group figures. Total sales are sales and deliveries to external and internal customers. Invested capital is defined as the sum of Inventories, external Trade Accounts Receivable, other Short-term Assets and Tangible Assets less external Trade Accounts Payable and other Short-term Liabilities.